UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Imation Corp.
(Exact name of registrant as specified in its charter)

DELAWARE	1-14310	41-1838504

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1 IMATION WAY OAKDALE, MINNESOTA	55128

(Address of principal executive offices)	(Zip Code)

(651) 704-4000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which in the information in this form applies
     ☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1-Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Imation Corp. (the “Company) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014. A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.imationcorp.com/en-US/About-Imation/Corporate-Responsibility/Environmental-Health--Safety/

Section 2-Exhibits

Item 2.01 Exhibits

The following Exhibit is filed as part of this report:

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Imation Corp.
(REGISTRANT)
Date:	June 1, 2015	By:	/s/John P. Breedlove
John P. Breedlove
Vice President, General Counsel and Corporate Secretary